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                            October 27, 2021

       Thomas Higgins
       Senior Vice President, Chief Financial Officer and Treasurer NeuroMetrix, Inc.
       4B Gill Street
       Woburn, Massachusetts 01801

                                                        Re: NeuroMetrix, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on October
22, 2021
                                                            File No. 333-260438

       Dear Mr. Higgins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Megan Gates